October 5, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:   Beliss Corp.

        Registration Statement on Form S-1

        Filed September 21, 2017

        File No. 333-219700

Ladies and Gentlemen:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 28, 2017 to Beliss Corp. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”), which responds to the Staff’s comments. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

Prospectus Cover Page:

1. In response to our prior comment 2 you state that you may potentially be quoted at Nasdaq OMX in the future. With a view to disclosure, please explain to us in your next response letter what the Nasdaq OMX quotation system is and how it differs from the Nasdaq Stock Market exchange. Also tell us the standards you would have to meet to become quoted and how likely it is that you would meet them based on your current operations.

Response: The next 12 month Beliss would not be quoted at Nasdaq OMX. The information was revised.

Prospectus Summary, page 6

Our Business, page 7

2. We note your response to prior comment 3 and reissue prior comment 3 in part. Consistent with your response, disclose in your prospectus that you plan to hire experienced employees in the future when you have sufficient revenues and that your sole director’s current training allows him to provide the services you list in your prospectus. Summarize this information here and provide a more detailed discussion in your Description of Business section, Risk Factors section and/or Management’s Discussion and Analysis sections as appropriate.

Response: We plan to hire experienced employees in the future when we have sufficient revenues. Our sole director’s current training allows him to provide the services we list in our prospectus.

3. We reissue our prior comment 5 in part. Please revise your prospectus to disclose, if true, that you do not believe that the company is a blank-check company because the company and any affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also revise your prospectus to disclose whether the company, its sole officer and director, any promoters, and any affiliates of these persons do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

 Response: The information was revised.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses, page 15

4. We reissue our prior comment 7. Please revise your prospectus to clarify that the NASDAQ Market rules do not apply to you and that you are not currently listed on the exchange. Also discuss here the likelihood that you will be listed in the near future on the exchange given the exchange’s listing standards and your current and planned operations over the next 12 months.

Response: The next 12 month Beliss would not be quoted at Nasdaq OMX. The information was revised.

Description of the Business, page 28

Products and Services, page 29

5. We note your response to our prior comment 9, including your description of search engine optimization services and your sole officer’s experience and training. We reissue our prior comment in part. Please revise your prospectus to discuss search engine optimization services, how they operate and how they are delivered. State that your sole officer is currently providing the company’s services and disclose his current level of relevant training.

Response: The information was revised.

Management’s Discussion and Analysis or Plan of Operation, page 37

Results for the Period from October 24, 2016 (Inception) through July 31, 2017, page 38

Cost of Revenues, page 38

6. We note you disclose $0 for costs of revenues for the period ended July 31, 2017. disclose the amount of expenses paid by your sole Officer and Director to cover the costs of the website design and consulting work involved in the generation of the $5,000 in revenue for the period. Disclose whether you expect to repay these costs. If you considered the work performed as an additional capital contribution, please revise the financial statements to reflect these costs as an expense in the statements of operations with an offsetting entry to additional paid in capital or tell us why it is appropriate to exclude these costs.

Response: All costs that were incurred by the Company are the director's working time, in other words man-hours. The information was revised.

Available Information, page 43

7. In response to our prior comment 14 you state that you do not plan to file a Form 8-A. As a result, we reissue our prior comment 14 in part. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under “Available Information” to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short- swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Response: The risk factors were added.

Exhibits

8. Please file as a material agreement your second contract with Kunti Jayaraman.

Response: This Agreement has been already filed as exhibit 10.2 with our registration statement dated August 4,2017.

9.  As you have not filed a complete legal opinion or clarified why the opinion currently filed was provided by Nicholas F. Coscia, Esq., we reissue our prior comment 16. Please file a complete legal opinion and clarify why the currently filed opinion was provided by Nicholas F. Coscia, Esq. when the disclosure on page 28 and the exhibit index indicate that the opinion is being provided by Kline Law Group, PC.

Response:  The information was clarified.

Very truly yours,

Ajay Rajendran,

President of Beliss Corp.